SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 64897 / July 18, 2011

Admin. Proc. File No. 3-13881

In the Matter of

AMERICAN STELLAR ENERGY, INC.
(n/k/a TARA GOLD RESOURCES CORP.)
c/o William T. Hart
Hart & Trinen, LLP
1624 Washington Street
Denver, CO 80203

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is necessary and appropriate for the protection of investors to revoke the registration of the company's securities.

APPEARANCES:

William T. Hart, of Hart & Trinen, LLP, for American Stellar Energy, Inc. (n/k/a Tara Gold Resources Corp.)

Frederick L. Block, *Neil J. Welch, Jr.*, and *David S. Frye*, for the Division of Enforcement.

Appeal filed: September 28, 2010
Last brief received: December 15, 2010

I.

American Stellar Energy, Inc. (n/k/a Tara Gold Resources Corp.) ("Tara Gold" or the "Company") appeals from an administrative law judge's decision finding that the Company violated Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports and, on that basis, revoking the registration of the Company's securities.[1] We base our findings on an independent review of the record, except with respect to those findings not challenged on appeal.

II.

This case concerns repeated failures by Tara Gold to file Exchange Act periodic reports. The Company became subject to these reporting requirements based on the registration of its common stock pursuant to Exchange Act Section 12(g).[2] The relevant facts are as follows.

A.   Background

Tara Gold is a Nevada corporation located in Wheaton, Illinois. Tara Gold, then known as Westnet Communications Group, Inc., filed a registration statement to register its common stock under Section 12(g) of the Exchange Act, which registration statement became effective on April 18, 2000. In 2003, the Company changed its name to American Stellar Energy, Inc.

From the time of the initial registration of the Company's securities in April 2000 until the date of its quarterly report on Form 10-QSB for the period ending March 31, 2002,[3] the Company remained current in its periodic filings with one exception.[4] On August 14, 2002, the Company filed a notice on Form 12b-25 of its inability to file timely its quarterly report for the period ended June 30, 2002, but it ultimately never made this filing.[5] The Company made no

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[1]   Exchange Act Section 13(a) requires issuers of securities registered pursuant to Exchange Act Section 12 to file periodic reports in accordance with Commission rules. 15 U.S.C. § 78m(a). Rule 13a-1, 17 C.F.R. § 240.13a-1, requires issuers to file annual reports, and Rule 13a-13, 17 C.F.R. § 240.13a-13, requires issuers to file quarterly reports.

[2]   15 U.S.C. § 78*l*(g).

[3]   From the time of its initial registration to present, Tara Gold operated on a calendar year fiscal year basis.

[4]   The Company's initial quarterly report for the first quarter of fiscal year 2000 was due on May 15, 2000, but the Company did not make this filing until January 24, 2002. Otherwise, all of the Company's filings were timely until the second quarter of fiscal year 2002.

[5]   *See* Exchange Act Rule 12b-25, 17 C.F.R. § 240.12b-25(a) (requiring issuers to
(continued...)

filings between August 14, 2002, and December 16, 2004. The Company filed delinquent annual reports on Form 10-KSB for fiscal years 2002 and 2003 on December 16 and 21, 2004, respectively. The Company filed delinquent quarterly reports for the first three quarters of fiscal year 2003 in March 2005.

By October 2005, the Company had not filed: (1) quarterly reports for the second and third quarters of 2002; (2) quarterly reports for the first three quarters of fiscal year 2004; (3) its annual report for fiscal year 2004: and (4) quarterly reports for the first two quarters of fiscal year 2005. On October 24, 2005, the Commission's Division of Corporation Finance ("Corporation Finance") sent the Company a notice informing it that the Company appeared to be out of compliance with its periodic reporting requirements under the Exchange Act and that, if it failed to come into compliance within fifteen days, it could be subject to an administrative proceeding to revoke the registration of its securities. On November 3, 2005, the Company requested from Corporation Finance that it not be required to file its Forms 10-QSB for 2004 because the Company had "changed its direction" and those reports "would not be meaningful," but Corporation Finance denied this request. The Company initially proposed a schedule under which it would have filed the 2004 annual report by December 15, 2005. The Company subsequently revised the proposed date by which it would file the annual report to "no later than December 30, 2005," and stated that it would file the 2004 quarterly reports by January 31, 2006.

After further discussions between the Company and Corporation Finance, the Company filed its annual report for fiscal year 2004 on Form 10-KSB on December 16, 2005, which was more than eight months past its due date.[6] During the period covered by the 2004 Form 10-KSB, the Company described its business as "the acquisition, development, production, exploration for, and sale of oil and gas productions in Texas." In January and February 2006, the Company filed its delinquent quarterly reports for the first three quarters of fiscal year 2004 on Form 10-QSB. On March 17, 2006, the Company filed a current report on Form 8-K disclosing that it had amended its Articles of Incorporation to change the Company's name to Tara Gold Resources Corp.

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[5]   (...continued)
provide notice of inability to file a periodic report, along with supporting reasons, by filing a Form 12b-25 "no later than one business day after the due date" for such report); 17 C.F.R. § 249.322 (Form 12b-25). By filing a timely Form 12b-25, an issuer automatically receives an additional five calendar days to file quarterly reports and an additional fifteen calendar days to file annual reports.

[6]   Rule 13a-1 provides that "[a]nnual reports shall be filed within the period specified in the appropriate form." At the time, Forms 10-KSB and 10-QSB could be filed in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." A "small business issuer" is defined as a company that, among other requirements, has revenues of less than $25 million and is not an investment company. General Instruction A to Form 10-KSB requires that "[a]nnual reports on this form shall be filed within 90 days after the end of the fiscal year covered by the report." *See* 17 C.F.R. § 228.10(a)(1).

By August 2006, Tara Gold had not filed: (1) its annual report for fiscal year 2005: (2) its quarterly reports for the first three quarters of fiscal year 2005; and (3) its quarterly report for the first quarter of fiscal year 2006. On August 4, 2006, Tara Gold informed Corporation Finance that: (1) it expected to file its delinquent annual report for fiscal year 2005 by October 31, 2006; (2) it expected to file its delinquent quarterly reports for the first three quarters of fiscal year 2005 by December 31, 2006;[7] (3) it expected to file its quarterly reports for 2006 by March 31, 2007; and (4) it expected to file its annual report for 2006 timely. Although the Company ultimately made all of its required filings for fiscal years 2005 and 2006, it failed to follow the schedule set forth in its proposal. The Company's Form 10-KSB for fiscal year 2005 was filed on March 22, 2007, almost one year past its due date. It stated that the Company "sold its oil and gas properties after it determined that these properties were not economical" and that the Company's new business involved the acquisition of "low-cost [mining] properties that have the potential to yield high returns." Tara Gold subsequently filed its delinquent Forms 10-QSB for the first three quarters of fiscal year 2005 during April and May 2007. On August 16, October 18, and November 1, 2007, respectively, Tara Gold filed its delinquent Forms 10-QSB for the first three quarters of fiscal year 2006. The Company did not file its annual report for fiscal year 2006 until April 4, 2008.[8]

On April 22, May 12, and July 10, 2008, Tara Gold filed its delinquent Forms 10-QSB for the first three quarters of fiscal year 2007. These were the last filings the Company made prior to the institution of the current proceedings.

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[7]   In its November 2005 letter requesting that the Company not be required to file quarterly reports for the first three quarters of 2004, the Company stated that it would file the quarterly reports for the first three quarters of 2005 by December 31, 2005. It subsequently revised that date to February 28, 2006. The next communication from the Company regarding the still-delinquent 2005 quarterly reports was the August 4, 2006 letter discussed above.

[8]   On March 29, 2007, the Company filed a timely Notification of Late Filing for the 2006 annual report, using Form 12b-25. However, this notice only provided the Company an additional fifteen calendar days to file the Form 10-KSB, and it did not do so for more than a year.

B.   Institution of Administrative Proceedings

On May 6, 2010, the Commission issued an Order Instituting Proceedings ("OIP") against Tara Gold and six other issuers.[9] The OIP stated, "American Stellar is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007." As a result, the OIP alleged that Tara Gold "failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder."

In its May 14, 2010, answer to the OIP, Tara Gold stated that it "intend[ed] to file all delinquent reports required by the Exchange Act." During a pre-hearing conference on June 11, 2010, Tara Gold stated that it would file its delinquent Form 10-KSB for fiscal year 2007 "by the end of next week, no later than the end of the month." The Company further stated that, by September 30, 2010, "all of the delinquent reports will be brought current." After the law judge stated that the proposed September 30 date was "too late," the Company's auditor stated that he believed the delinquent filings could be made by the end of August 2010.

On July 2, 2010, Tara Gold filed its annual report for fiscal year 2007 on Form 10-K. Corporation Finance reviewed the 2007 Form 10-K and found no material deficiencies. This was the last filing made by the Company prior to September 7, 2010, when the law judge issued his Initial Decision. Finding no genuine issue with regard to any material fact, the law judge granted summary disposition to the Division of Enforcement[10] and revoked the Exchange Act registration of Tara Gold's securities. The law judge found that "Tara Gold is delinquent in filing two annual reports (for the calendar years ended 2008 and 2009) and eight quarterly reports (for the periods ended March 31, June 30, and September 30, 2008; March 31, June 30, and September 30, 2009;

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[9]   The six other issuers in the OIP were Alyn Corp., American Holding Investments, Inc., American Midland Corp., American Millennium Corp., American Pallet Leasing, Inc., and Amwest Environmental Group, Inc. On June 10, 2010, the Commission issued orders, pursuant to settlement agreements, revoking the registration of the securities of American Midland Corp. and American Millennium Corp. Securities Exchange Act Rel. No. 62253 (June 10, 2010), 98 SEC Docket 28996, 28997, and Exchange Act Rel. No. 62254 (June 10, 2010), 98 SEC Docket 28998, 28999, respectively. On June 23, 2010, an administrative law judge made findings and entered an order revoking the registration of the securities of Alyn Corp., American Pallet Leasing, Inc., and Amwest Environmental Group, Inc., due to their failure to file answers to the OIP. Exchange Act Rel. No. 62360 (June 23, 2010), 98 SEC Docket 29432. Although American Holding Investments, Inc. filed an answer to the OIP, it failed to respond to the Division of Enforcement's motion for summary disposition before the law judge. Accordingly, the law judge entered an order revoking the registration of its securities. Exchange Act Rel. No. 62696, 99 SEC Docket 31240, 31241 (Aug. 12, 2010).

[10]   *See* Commission Rule of Practice 250, 17 C.F.R. § 201.250 ("The hearing officer may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law").

and March 31 and June 30, 2010)." As a result, the law judge found that "Tara Gold has proven incapable of meeting its obligations as a Section 12 registrant."

C.   Filings During the Pending Appeal

On September 28, 2010, Tara Gold appealed the Initial Decision to the Commission. In its initial brief on appeal, Tara Gold stated that it "plans on filing all delinquent reports as soon as possible and plans to remain current." The Company did not, however, propose dates by which its filings would be made current.

On December 9, 2010, the Company filed its delinquent annual report for fiscal year 2009 on Form 10-K. On December 23, 2010, January 3, 2011, and January 14, 2011, respectively, the Company filed its delinquent quarterly reports on Form 10-Q for the first three quarters of fiscal year 2010. On April 19, 2011, the Company filed its delinquent quarterly report on Form 10-Q for the quarter ended March 31, 2009. On April 19, 2011, Tara Gold also filed a delinquent Form 10-K for fiscal year 2010.[11] As of the date of this opinion, Tara Gold has not filed an annual report for fiscal year 2008, nor has it filed any quarterly reports for the first three quarters of fiscal year 2008 or for the quarters ended June 30 and September 30, 2009.[12] On May 23, 2011, Tara Gold timely filed its quarterly report for the quarter ended March 31, 2011, after obtaining an automatic five-calendar-day extension by filing a timely Form 12b-25 on May 16, 2011.[13]

III.

Exchange Act Section 13(a) requires issuers of securities registered under Exchange Act Section 12 to file periodic and other reports with the Commission. Exchange Act Rules 13a-1 and 13a-13 require such issuers to file annual and quarterly reports. The Company does not deny that, as of the date of the Initial Decision, it had failed to file the periodic reports specified in the OIP (with the exception of the 2007 Form 10-K). To date, Tara Gold has not filed an annual report for fiscal year 2008, nor has it filed any of its required quarterly reports for the first three

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[11]   The 2010 Form 10-K was due on March 31, 2011, but the Company filed a timely Form 12b-25 stating that it would be unable to prepare the annual report by that date. This notice provided the Company with an additional fifteen calendar days to file its 2010 10-K. Under Rule 12b-25, the report was due on April 15, 2011, but Tara Gold did not file the 10-K until April 19. Thus, the 2010 10-K was not filed timely.

[12]   On January 26, 2011, the Company filed a Form 8-K, stating that it intended to file its quarterly reports for the first three quarters of fiscal year 2009 "shortly." The Form 8-K made no mention of Tara Gold's other delinquent filings.

[13]   The attached Appendix lists all of the Company's filings since its initial delinquent filing in 2002, including the due dates, the dates (if any) by which Tara Gold promised to make the filing, and the date (if any) that the filing was ultimately made.

quarters of fiscal year 2008 and for the second and third quarters of 2009. In addition, all of the reports it has filed after the issuance of the OIP have been delinquent, with the exception of the March 2011 quarterly report. Accordingly, we find that the Company has violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

Exchange Act Section 12(j) authorizes us, "as [we] deem[] necessary or appropriate for the protection of investors," to suspend (for a period not exceeding twelve months) or revoke the registration of a security, if we find that an issuer has failed to comply with any provision of the Exchange Act or its rules and regulations.[14] In determining the appropriate sanction under Exchange Act Section 12(j), we are guided by the analysis set forth in *Gateway International Holdings, Inc.*[15] In *Gateway*, we held that our sanctions determination "turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand."[16] We set forth a list of non-exclusive factors to be considered in making this determination, including (i) the seriousness of the issuer's violations; (ii) the isolated or recurrent nature of the violations; (iii) the degree of culpability involved; (iv) the extent of the issuer's efforts to remedy its past violations and ensure future compliance; and (v) the credibility of its assurances, if any, against further violations.[17]

Tara Gold's violations of its reporting obligations are serious. Corporation Finance informed the Company of its delinquencies and provided it with repeated opportunities to become current, yet the Company failed to file two delinquent annual reports and eight quarterly reports as of the date of the Initial Decision. By failing to make the required filings, it deprived both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information, including audited financial statements, about the Company's operations and financial condition.[18]

Tara Gold's violations were recurrent and have extended over a lengthy period. Although the OIP and the Initial Decision only made reference to the delinquency of the Company's filings since the time Tara Gold filed its September 30, 2007 Form 10-QSB, the delinquency extends even farther back. Tara Gold did not make a timely periodic filing between May 16, 2002 (when it filed a timely quarterly report for the first quarter of fiscal year 2002), and May 23, 2011 (when it filed a timely quarterly report for the first quarter of fiscal year 2011). For significant periods

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[14]   15 U.S.C. § 78*l*(j).

[15]   Exchange Act Rel. No. 53907 (May 31, 2006), 88 SEC Docket 430.

[16]   *Id.* at 439.

[17]   *Id.*

[18]   *See Impax Labs., Inc.*, Exchange Act Rel. No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (finding issuer's failure to file six quarterly and two annual reports over the course of eighteen months to be serious and recurrent violations).

during this time (*e.g.*, May 16, 2002 -December 16, 2004; February 9, 2006 - March 22, 2007; and July 10, 2008 - July 2, 2010), the Company failed to file any periodic reports. The Company was aware of its ongoing obligation to file its Exchange Act reports, having received multiple reminders and warnings from Corporation Finance staff. Despite these warnings, the institution of these proceedings, and its asserted intention to return to compliance, the Company did not file its delinquent annual report for 2009 until after briefing commenced in this appeal, and it continues not to have filed its annual report for 2008 and certain of its required quarterly reports. This pattern of filing delinquencies establishes that Tara Gold's violations are recurrent. We have held that a respondent's recurrent failure to file its periodic reports on time is "so serious" a violation of the Exchange Act that only a "strongly compelling showing" regarding the other *Gateway* factors would justify a sanction less than revocation.[19] Moreover, such a "long history of ignoring . . . reporting obligations" under the Exchange Act evidences a "high degree of culpability."[20]

Tara Gold's efforts to remedy its past violations and ensure future compliance have yet to bring the Company into compliance with its reporting obligations. Although Tara Gold has made some of its delinquent filings since the issuance of the Initial Decision, the Company has still not made a number of the filings specified in the OIP. Further, the Company's current filings since the date of the Initial Decision have all been delinquent, with the exception of the March 2011 quarterly report. Tara Gold's continued delinquency indicates that it has not made the "strongly compelling showing" necessary under *Gateway* to justify a lesser sanction than revocation.

In determining whether an issuer's assurances against future violations are credible, one factor we consider is whether the issuer is able to adhere to reasonable schedules that the issuer has proposed for the fulfillment of delinquent filing obligations.[21] Tara Gold has repeatedly provided assurances that it would become current with its filing obligations by specific dates, but has failed to adhere to the schedules that the Company itself set, often missing the proposed dates by months or, in some cases, years. After Corporation Finance's October 2005 delinquency notice, the Company provided assurances on several occasions that it would become current with its filings for fiscal years 2004 through 2007 according to schedules proposed by the Company, but repeatedly failed to make its filings by the proposed dates. After the issuance of the OIP, during the pre-hearing conference before the law judge, Tara Gold made assurances that it would

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[19]   *Nature's Sunshine Products, Inc.*, Exchange Act Rel. No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13500; *Impax*, 93 SEC Docket at 6252.

[20]   *America's Sports Voice, Inc.*, Exchange Act Rel. No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 884.

[21]   *See Nature's Sunshine*, 95 SEC Docket at 13499 ("[T]he Company has yet to return to full compliance . . . and has needed 'substantially more time than anticipated' to remedy its many delinquencies, 'making us unconvinced that it is realistic to expect that the Company can become current entirely in its reporting obligations in the foreseeable future.'" (quoting *Impax*, 93 SEC Docket at 6254)).

become current with its delinquent filings by the end of August 2010, but the Company filed only its 2007 Form 10-K by that date. The Company also filed a Form 8-K in January 2011, stating that it intended to file its quarterly reports for the first three quarters of 2009 "shortly," but the only such report it has filed is the Form 10-Q for the first quarter of 2009, on April 19, 2011.

Despite the Company's continued assertions on appeal that it intends to become current with its filing obligations, Tara Gold remains delinquent in the filing of its fiscal year 2008 audited annual report, two of its 2002 quarterly reports, all of its 2008 quarterly reports, and two of its 2009 quarterly reports. Its Form 10-Q for the third quarter of 2010 and its annual report for 2010, which were due after Tara Gold had filed this appeal, were filed late. Further, the Company has provided no specific dates in its briefs on appeal by which it intends to come into full compliance by filing all of its delinquent reports. Such a pattern of repeated non-compliance undermines the credibility of the Company's claims that it intends to comply by making timely periodic reports in the future.

We also have found revocation of registration to be in the public interest where an issuer's subsequent filings contained material deficiencies.[22] According to Tara Gold, "[T]he 2009 10-K report contains Tara Gold's audited financial statements for the years ended December 31, 2009 and 2008." However, the Company's inclusion of 2008 audited financial statements in the 2009 Form 10-K does not satisfy Tara Gold's obligation under Rule 13a-1 to file a separate annual report for fiscal year 2008,[23] which it has not done. The 2009 annual report did not provide important information that would have been included in a properly filed 2008 Form 10-K, including a comparison of the Company's audited 2008 financials against its audited 2007 financials; required certifications by the Company as to the accuracy of the report, including these comparisons; and certifications by management as to the effectiveness of the Company's disclosure controls and procedures, as well as of its internal controls over financial reporting, as of December 31, 2008. The 2009 Form 10-K also did not include 2009 quarterly financial data for the Company, even though two of the required 2009 quarterly reports were never filed. The purpose of the periodic reporting requirements is to supply the investing public with current, accurate financial information about an issuer so that investors may make informed decisions.[24] The Company's continuing failure to file its audited annual report for fiscal year 2008 leaves investors lacking critical information necessary to make informed investment decisions, and its inclusion of 2008 financial information in the 2009 Form 10-K does not cure this deficiency. Tara Gold's failure to recognize the importance of providing this information to its investors undermines the credibility of its assurances of future compliance with its reporting obligations.

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[22]   *Nature's Sunshine*, 95 SEC Docket at 13498 (identifying material deficiencies in reports filed during the pendency of appeal).

[23]   *e-Smart Techs., Inc.*, 57 S.E.C. 964, 965 n.3 (2004) (stating that the "rules do not provide for the filing of consolidated annual reports").

[24]   *Id.* at 968 n.13 (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)).

Tara Gold also failed to include certain required information in the other filings that it has made after the date of the OIP. For example, the Forms 10-Q for the first quarter of 2009, all three 2010 quarterly reports, and the Form 10-Q for the first quarter of 2011 do not include a statement of stockholders' equity from the Company's inception, as required by the Commission's Regulation S-X and Statement of Financial Accounting Standards No. 7 ("SFAS 7").[25] Further, the Company's quarterly report for the third quarter of 2010 indicated a significant increase in operating, general, and administrative expenses during this period, but failed to provide an adequate explanation of the reason for this increase. Tara Gold's failure to include required information in its most recent periodic filings further supports our finding that the Company's assurances against future violations are not credible.

Tara Gold's arguments in its briefs also cause us to question the credibility of its assurances to us of future compliance. In its initial brief on appeal (submitted before the Company filed its 2009 and 2010 Forms 10-K), the Company asserted that the 2007 Form 10-K provided investors with adequate information to make an investment decision because "Tara Gold's current financial statements are meaningless" and that its investors "have the most current information available regarding Tara Gold." On the contrary, Exchange Act reports are designed to provide the public with information that is "material, timely, and accurate."[26] We further reject the Company's assertion that Tara Gold's investors do not require the protections afforded by the delinquent periodic reports because Tara Gold's stock is no longer quoted on the Over-the-Counter Bulletin Board ("OTCBB") and the Pink Sheets. It appears, in fact, that Tara Gold's stock was traded on the over-the-counter market as recently as November 30, 2010.[27] The

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[25]   *See* 17 C.F.R. § 210.10-01(a)(7) (requiring issuers to include in all financial statements filed with the Commission all disclosures required by SFAS 7 "to the date of the last balance sheet presented"); Statement of Financial Accounting Standards No. 7, "Accounting and Reporting Standards by Development Stage Enterprises," paragraph 11(d) (requiring development stage enterprise issuers to include in all periodic reports, including quarterly reports, a statement of stockholders' equity from the enterprise's inception and specifying what information must be included in such a statement).

[26]   *America's Sports Voice*, 90 SEC Docket at 885 (citing *Beisinger*, 552 F.2d at 18 (stating that the reporting requirements are "the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities")); *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[27]   On December 1, 2010, the Division of Enforcement filed a Motion for Leave to Adduce Additional Evidence (the "Motion"), which Tara Gold has not opposed. The Motion attached an "Exhibit 23," consisting of a print-out from the website www.otcquote.com, a commercial database, which indicated that Tara Gold's stock was traded on the over-the-counter markets as recently as November 30, 2010. Pursuant to Commission Rule of Practice 452, 17

(continued...)

Company admits that its stock still can be traded on an unsolicited basis while it is delinquent in its periodic filings. As the law judge found, "[c]urrent and prospective investors are entitled to have access to all of Tara Gold's periodic reports."[28]

Tara Gold contends that a suspension of its registration is a more appropriate sanction than revocation for its violations. At the time of the OIP, Tara Gold had failed to file any quarterly or annual reports covering reporting periods between 2007 and 2010, and only began efforts to return to compliance after proceedings were initiated. The Company only filed its delinquent annual report for fiscal year 2009 after briefing had commenced in this appeal, and it remains delinquent on one annual report and several quarterly reports.[29] Throughout these proceedings, both before the law judge and during this appeal, Tara Gold has insisted that it intends to return to full compliance, yet its efforts repeatedly fall short.

Under the circumstances, we believe that a suspension would be insufficient to protect investors. A sanction other than revocation would "reward those issuers who fail to file required periodic reports when due over an extended period of time" and "make last-minute filings [only after becoming the subject of Exchange Act Section 12(j) proceedings] in an effort to bring themselves current with their reporting obligations."[30] Such conduct prolongs "indefinitely the

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[27]   (...continued)
C.F.R. § 201.452, we hereby grant the Division's Motion with respect to Exhibit 23. Consistent with the requirements of Rule 452, the Division established that this evidence is material (insofar as it contradicts Tara Gold's assertion that its investors are protected because its shares were no longer quoted by the OTCBB) and that it was not available prior to the time of the Motion.

The Division's Motion also sought introduction of "Exhibit 22," a print-out showing all of the Company's filings in the Commission's EDGAR database, as of the date of the Motion. Rule of Practice 323, 17 C.F.R. § 201.323, permits us to take official notice of information in the EDGAR database. Pursuant to Rule 323, we take official notice of all of Tara Gold's filings subsequent to the Initial Decision and, therefore, deny the Division's Motion with respect to Exhibit 22 as moot.

[28]   *See Nature's Sunshine*, 95 SEC Docket at 13500-01 ("both existing and prospective investors are harmed by the continuing lack of current and reliable information for the Company" (quoting *America's Sports Voice*, 90 SEC Docket at 885-86)); *see also Impax*, 93 SEC Docket at 6256; *Eagletech Commc'ns. Inc.*, Exchange Act Rel. No. 54095 (Jul. 5, 2006), 88 SEC Docket 1225, 1230-31.

[29]   Although the missing quarterly reports for the second and third quarters of fiscal year 2002 do not serve as a basis for the OIP, the Company's failure to make these required filings supports our finding that revocation of the Company's registration is in the public interest.

[30]   *Nature's Sunshine*, 95 SEC Docket at 13501.

period during which public investors would be without accurate, complete, and timely reports"[31] and significantly detracts from the Exchange Act's reporting requirements.[32] The need for finality in administrative proceedings provides further justification for our conclusion that revocation is necessary to protect the investing public.[33]

Accordingly, we find that revocation of the registration of Tara Gold's securities is necessary and appropriate in the public interest.

An appropriate order will issue.[34]

By the Commission (Chairman SCHAPIRO and Commissioners CASEY, WALTER, AGUILAR, and PAREDES).


Elizabeth M. Murphy
Secretary


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[31]   *Id.*; *see also Impax*, 93 SEC Docket at 6256 n.34 (declining to order a suspension instead of a revocation where the "hope that Impax would return to compliance within that period would very likely result in the necessity for another proceeding under Exchange Act Section 12(j) at the end of that period"); *America's Sports Voice*, 90 SEC Docket at 885 & nn.16-17 (rejecting respondent's request for a ninety-day grace period).

[32]   *Nature's Sunshine*, 95 SEC Docket at 13501.

[33]   *e-Smart*, 57 S.E.C. at 970 n.18; *see Nature's Sunshine*, 95 SEC Docket at 13499.

[34]   We have considered all of the parties' contentions. We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

APPENDIX

Document	Date Due	Date Promised (if any)	Date Filed	How Late
Form 10-SB (Initial Registration)	n/a	n/a	2/18/00, effective 4/18/00	n/a
Form 10-QSB for period ended 3/31/00	5/15/00	n/a	1/24/02	More than 20 months
Form 10-QSB for period ended 6/30/02	8/15/02 (Company filed timely Form 12b-25 on 8/14/02)	n/a	n/a	Never filed
Form 10-QSB for period ended 9/30/02	11/15/02	n/a	n/a	Never filed
Form 10-KSB for fiscal year 2002	3/31/03	n/a	12/16/04	More than 20 months
Form 10-QSB for period ended 3/31/03	5/15/03	n/a	3/2/05	More than 21 months
Form 10-QSB for period ended 6/30/03	8/15/03	n/a	3/7/05	More than 18 months
Form 10-QSB for period ended 9/30/03	11/17/03	n/a	3/9/05	More than 15 months
Form 10-KSB for fiscal year 2003	3/31/04	n/a	12/21/04	Nearly 9 months
Corporation Finance initial delinquency notice	n/a	n/a	10/24/05	n/a
Form 10-QSB for period ended 3/31/04	5/17/04	Requested permission not to file on 11/3/05, which Corporation Finance denied; subsequently promised by 1/31/06	1/18/06	More than 20 months

Form 10-QSB for period ended 6/30/04	8/16/04	Requested permission not to file on 11/3/05, which Corporation Finance denied; subsequently promised by 1/31/06	1/31/06	More than 17 months
Form 10-QSB for period ended 9/30/04	11/15/04	Requested permission not to file on 11/3/05, which Corporation Finance denied; subsequently promised by 1/31/06	2/9/06	Nearly 15 months
Form 10-KSB for fiscal year 2004	3/31/05	12/15/05; subsequently revised to "no later than 12/30/05"	12/16/05	Nearly 9 months
Form 10-QSB for period ended 3/31/05	5/16/05	Initially 12/31/05; revised to 2/28/06 after Corporation Finance denied request not to file 2004 quarterly reports; subsequently revised to 12/31/06	4/11/07	Nearly two years
Form 10-QSB for period ended 6/30/05	8/15/05	Initially 12/31/05; revised to 2/28/06 after Corporation Finance denied request not to file 2004 quarterly reports; subsequently revised to 12/31/06	4/26/07	More than 20 months
Form 10-QSB for period ended 9/30/05	11/15/05	Initially 12/31/05; revised to 2/28/06 after Corporation Finance denied request not to file 2004 quarterly reports; subsequently revised to 12/31/06	5/16/07	More than 18 months

Form 10-KSB for fiscal year 2005	3/31/06	10/31/06	3/22/07	Nearly 12 months
Form 10-QSB for period ended 3/31/06	5/15/06	3/31/07	8/16/07	More than 15 months
Form 10-QSB for period ended 6/30/06	8/15/06	3/31/07	10/18/07	More than 14 months
Form 10-QSB for period ended 9/30/06	11/15/06	3/31/07	11/1/07	More than 11 months
Form 10-KSB for fiscal year 2006	4/2/07 (Company filed timely Form 12b-25 on 3/29/07)	4/2/07	4/4/08	More than 12 months
Form 10-QSB for period ended 3/31/07	5/15/07	n/a	4/22/08	More than 11 months
Form 10-QSB for period ended 6/30/07	8/15/07	n/a	5/12/08	Nearly 9 months
Form 10-QSB for period ended 9/30/07	11/15/07	n/a	7/10/08	Nearly 8 months
Commission issues OIP	n/a	n/a	5/6/10	n/a
Form 10-K for fiscal year 2007	3/31/08	"By 6/18/10, no later than 6/30/10"	7/2/10	More than 28 months
Form 10-Q for period ended 3/31/08	5/15/08	8/31/10	n/a	Never filed
Form 10-Q for period ended 6/30/08	8/15/08	8/31/10	n/a	Never filed
Form 10-Q for period ended 9/30/08	11/17/08	8/31/10	n/a	Never filed
Form 10-K for fiscal year 2008	3/31/09	8/31/10	n/a	Never filed
ALJ's Decision	n/a	n/a	9/7/10	n/a
Tara Gold appeals Initial Decision	n/a	n/a	9/28/10	n/a

Form 10-Q for period ended 3/31/09	5/15/09	8/31/10	4/19/11	More than 23 months
Form 10-Q for period ended 6/30/09	8/17/09	8/31/10	n/a	Never filed
Form 10-Q for period ended 9/30/09	11/16/09	8/31/10	n/a	Never filed
Form 10-K for fiscal year 2009	3/31/10	8/31/10	12/9/10	More than 8 months
Form 10-Q for period ended 3/31/10	5/17/10	8/31/10	12/23/10	More than 7 months
Form 10-Q for period ended 6/30/10	8/16/10	n/a	1/3/11	More than 4 months
Form 10-Q for period ended 9/30/10	11/15/10	n/a	1/14/11	Nearly 2 months
Form 10-K for fiscal year 2010	4/15/11 (Company filed timely Form 12b-25 on 3/31/11)	n/a	4/19/11	4 days
Form 10-Q for period ended 3/31/11	5/23/11 (Company filed timely Form 12b-25 on 5/16/11)	n/a	5/23/11	Timely

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 64897 / July 18, 2011

Admin. Proc. File No. 3-13881

In the Matter of

AMERICAN STELLAR ENERGY, INC.
(n/k/a TARA GOLD RESOURCES CORP.)
c/o William T. Hart
Hart & Trinen, LLP
1624 Washington Street
Denver, CO 80203

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of American Stellar Energy, Inc. (n/k/a Tara Gold Resources Corp.) under Section 12(g) of the Securities Exchange Act of 1934, be, and it hereby is, revoked pursuant to Section 12(j).

By the Commission.

Elizabeth M. Murphy
Secretary